82-3441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

04035281

SUPPL

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENT

JUNE 4, 2004, VANCOUVER, BC – Further to the Company's news release dated April 26, 2004, the Company is pleased to announce that it has closed its private placement for gross proceeds of $60,445.20 and has issued 402,968 common shares. The Placees will also be granted non-transferable warrants to purchase up to an additional 402,968 shares for a period of two years at a price of $0.20 per share. The applicable Canadian hold periods expire at midnight on October 4, 2004.

For further information regarding Kelso Technologies (TSX-V:KLS), please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman,
President & CEO

PROCESSED
JUL 07 2004

"*Stephen L. Grossman*"
Stephen L. Grossman,
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

dlw 7/7

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENT

JUNE 4, 2004, VANCOUVER, BC – Further to the Company's news release dated April 26, 2004, the Company is pleased to announce that it has closed its private placement for gross proceeds of $60,445.20 and has issued 402,968 common shares. The Placees will also be granted non-transferable warrants to purchase up to an additional 402,968 shares for a period of two years at a price of $0.20 per share. The applicable Canadian hold periods expire at midnight on October 4, 2004.

For further information regarding Kelso Technologies (TSX-V:KLS), please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman,
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

THURSDAY MAY 27, 2004 - VANCOUVER, BC – Kelso Technologies Inc. (TSX-V:KLS) advises that there is no undisclosed information that would account for the softening of the share price of its common stock.

The Company is working diligently to finalize opportunities which have arisen since it completed its Association of American Railroad (AAR) Service Trial.

As announced in the Company's news release dated April 7, 2004, Kelso has held discussion meetings with two interested parties situated in North America. As a result, one of these parties is now engaged in significant, in-depth discussions with Kelso. These discussions are setting the stage in order for contractual negotiations to begin.

The Company continues communications and meetings with investment fund managers who have shown considerable interest in Kelso because of the AAR approval received for Kelso's JS75 SRV Pressure Relief Valve.

As the Company continues to move towards commercialization, various stock market research companies have contacted Kelso as a result of the perceived importance of Kelso's revolutionary JS75 SRV may have on the railroad industry.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

THURSDAY MAY 27, 2004 - VANCOUVER, BC – **Kelso Technologies Inc. (TSX-V:KLS) advises that there is no undisclosed information that would account for the softening of the share price of its common stock.**

The Company is working diligently to finalize opportunities which have arisen since it completed its Association of American Railroad (AAR) Service Trial.

As announced in the Company's news release dated April 7, 2004, Kelso has held discussion meetings with two interested parties situated in North America. As a result, one of these parties is now engaged in significant, in-depth discussions with Kelso. These discussions are setting the stage in order for contractual negotiations to begin.

The Company continues communications and meetings with investment fund managers who have shown considerable interest in Kelso because of the AAR approval received for Kelso's JS75 SRV Pressure Relief Valve.

As the Company continues to move towards commercialization, various stock market research companies have contacted Kelso as a result of the perceived importance of Kelso's revolutionary JS75 SRV may have on the railroad industry.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to

02-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO IN CONTRACTUAL NEGOTIATIONS

JUNE 9, 2004 - VANCOUVER, BC – As an update to the Company's news release dated May 27, 2004, Kelso Technologies Inc. (TSX-V:KLS) is pleased to advise that the significant, in-depth discussions have now resulted in the start of contractual negotiations.

"After weeks of serious discussions, Kelso, along with the other unnamed Companies have now put pen to paper to begin drafting a working relationship Agreement which Kelso believes will culminate in a signed Agreement involving all of the parties. This is a major step forward as it may pave the way to Kelso's first sales of its JS75 SRV Pressure Relief Valves. In addition, this Agreement could open the door to future sales of other Kelso valves that are currently ready to go to prototype stage," said Stephen L. Grossman, Kelso's President and CEO.

Since this is a very critical period in Kelso's development, the Company is committed to doing its best to keep the public informed while at the same time, adhering to the terms of any Non-Disclosure Agreement that may be outstanding between the various participants. Mr. Grossman outlined the steps that need to be followed prior to a final Agreement being signed by all parties. These steps require that (a) a final draft to be agreed upon by all parties; (b) that the lawyers representing each Company review the final draft and modify it to adhere to legal requirements; and (c) that all parties sign the final Agreement.

"Now that we are in the drafting stage of an Agreement, I am very confident that Kelso may have strategically positioned itself to be a major competitor in the rail industry. There are approximately three main valve manufacturers selling pressure relief valves in the North American rail industry. All of these companies primarily manufacture the internal-style pressure relief valve. Kelso however, stands out because its valve is external and offers many advantages over the internal valves currently in use," stated Grossman.

This is a very exciting time for Kelso and its shareholders. The alliance now being drafted could lead to many years of revenue growth and could turn Kelso into a leading competitor of the various pressure relief valve manufacturers in North America. This Agreement could possibly open doors to other alliances around the world for the promotion, distribution and sales of Kelso's line of Patented JS SRV pressure relief valves not only within the rail industry, but also within other industries that Kelso will be targeting.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

02-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO IN CONTRACTUAL NEGOTIATIONS

JUNE 9, 2004 - VANCOUVER, BC – As an update to the Company's news release dated May 27, 2004, Kelso Technologies Inc. (TSX-V:KLS) is pleased to advise that the significant, in-depth discussions have now resulted in the start of contractual negotiations.

"After weeks of serious discussions, Kelso, along with the other unnamed Companies have now put pen to paper to begin drafting a working relationship Agreement which Kelso believes will culminate in a signed Agreement involving all of the parties. This is a major step forward as it may pave the way to Kelso's first sales of its JS75 SRV Pressure Relief Valves. In addition, this Agreement could open the door to future sales of other Kelso valves that are currently ready to go to prototype stage," said Stephen L. Grossman, Kelso's President and CEO.

Since this is a very critical period in Kelso's development, the Company is committed to doing its best to keep the public informed while at the same time, adhering to the terms of any Non-Disclosure Agreement that may be outstanding between the various participants. Mr. Grossman outlined the steps that need to be followed prior to a final Agreement being signed by all parties. These steps require that (a) a final draft to be agreed upon by all parties; (b) that the lawyers representing each Company review the final draft and modify it to adhere to legal requirements; and (c) that all parties sign the final Agreement.

"Now that we are in the drafting stage of an Agreement, I am very confident that Kelso may have strategically positioned itself to be a major competitor in the rail industry. There are approximately three main valve manufacturers selling pressure relief valves in the North American rail industry. All of these companies primarily manufacture the internal-style pressure relief valve. Kelso however, stands out because its valve is external and offers many advantages over the internal valves currently in use," stated Grossman.

This is a very exciting time for Kelso and its shareholders. The alliance now being drafted could lead to many years of revenue growth and could turn Kelso into a leading competitor of the various pressure relief valve manufacturers in North America. This Agreement could possibly open doors to other alliances around the world for the promotion, distribution and sales of Kelso's line of Patented JS SRV pressure relief valves not only within the rail industry, but also within other industries that Kelso will be targeting.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com